CONSENT OF DEEPAK MALHOTRA

The undersigned hereby consents to the references to, and the information derived from, the report titled “NI 43-101 Technical Report, La Libertad Mine, La Libertad Region, Nicaragua” dated March 27, 2015, and to the references, as applicable, to the undersigned's name included in or incorporated by reference in the Annual Report on Form 40-F being filed by B2Gold Corp., dated March 31, 2017, and the registration statements on Form S-8 (No. 333-192555, No. 333-200228 and No. 333-206811) and Form F-10 (No. 333-208506) of B2Gold Corp.

/s/ Deepak Malhotra
Deepak Malhotra
March 31, 2017